EXHIBIT 2.2



January 29, 1997

Messrs. Joe and Steve Campo
Campo Medical Pharmacy, Inc.
4421 Chastant Street
Metarie, Louisiana 70036

Gentlemen:

     This Letter of Intent (the "Letter of Intent") is designed to set forth a proposal of CompScript, Inc., a Florida corporation ("CompScript") concerning CompScript's proposed acquisition of all the stock of Campo Medical Pharmacy, Inc. ("Campo"). The principal terms of the proposed acquisition are set forth below:

         1. STRUCTURE. The transaction will be structured as a purchase by CompScript of all the stock of Campo (the "Acquisition). The consideration to be paid by CompScript shall consist of 375,000 shares of CompScript's Common Stock. Compscript agrees that the shares to the Campo shareholders shall be included in a registration statement to be filed with the Securities and Exchange Commission within sixty (60) days from the date that the shares are eligible to be transferred pursuant to the rules governing "pooling of interest" transactions.

         2. INSPECTION AND ACCESS TO INFORMATION. After the date of acceptance of this Letter of Intent, Campo shall permit CompScript and its representatives access to all books, papers and records relating to Campo's assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, books of directors' and shareholders' meetings, Articles of Incorporation and amendments thereto, By-Laws and amendments thereof, contracts and agreements, filings with any regulatory authorities, litigation, patent and trademark records, compensation plans affecting their employees, and any other materials pertaining to business activities, projects or programs in which CompScript may have an interest in light of the transactions contemplated herein. Campo will make its employees, attorneys and accountants available for consultation by CompScript and its representatives and permit access to customers or suppliers for verification of information.

         3. CONDITIONS PRECEDENT. Consummation of the Acquisition contemplated herein will be subject to:

                  (a) The preparation, execution and delivery of a mutually satisfactory definitive acquisition agreement on or before February 28, 1997 (the "Acquisition Agreement"), and other related agreements containing, among other things, terms, agreements, representations, warranties, opinions of counsel and conditions providing for disclosure schedules containing information concerning the properties, assets, businesses, employee plans, liabilities and obligations of CompScript and Campo as are

Campo Medical Pharmacy, Inc.
January 29, 1997
Page No. 2



reasonably customary for such transactions; the approval of the Boards of Directors of CompScript and Campo; the approval of the shareholders of Campo; the giving of all required notices and the obtaining of all required approvals, consents, waivers and clearances from governmental and other regulatory authorities, lenders and others. The Acquisition Agreement shall provide that Compscript will lease the premises currently used by Campo at a cost of $2,500 per month or $3,000 per month if additional space not currently utilized by Campo in the building is occupied, provided, however, the actual square footage and market evaluation will determine the terms of the final lease.

                  (b) The satisfactory completion of a due diligence, tax and accounting review by CompScript of the financial condition, assets and business of Campo (and that the only evidence that such review has been completed in satisfaction of this condition shall be a written statement to that effect signed by the CEO of CompScript); all costs of audit or review shall be borne by CompScript.

                  (c) At the closing of the Acquisition, CompScript or a subsidiary thereof shall have entered into employment agreements with each of Joe Campo and Steve Campo on terms mutually acceptable to all parties. The employment agreements shall provide for base salary of $100,000 for the first year with minimum increases of $5,000 each succeeding year, stock options, and benefits generally consistent with the employment agreements of other like employees of CompScript. In addition, a performance bonus of $10,000 if sales attributable to Campo, within the State of Louisiana, are equal to or exceed $3,000,000 and an additional one-half of one percent for every $500,000 increment thereafter. The employment agreements will also provide that CompScript will continue to pay the costs associated with Joe Campo's and Steve Campo's health insurance premiums on the same basis as historically provided to them, as long as they remain employed by the Company. Non-compete agreements shall be executed by all shareholders of Campo;

                  (d) Receipt by CompScript of (i) balance sheets, related statements of income, retained earnings and changes in financial position of Campo required by CompScript for regulatory purposes, including the Securities and Exchange Commission, audited by an independent public accounting firm acceptable to CompScript, which CompScript may choose, and (ii) an unaudited balance sheet and related statements of income retained earnings and changes in financial position of Campo for an interim period since the date of such audited financial statement, in each case which are not materially adverse compared to the tax returns and unaudited financial statements provided by Campo to CompScript for the relevant periods;

Campo Medical Pharmacy, Inc.
January 29, 1997
Page No. 3



                  (e) The Acquisition shall be accounted for as a pooling of interests; and

                  (f) There shall have been no material adverse change with respect to Campo from the date hereof until Closing.

         4. FEES AND EXPENSES. No commission, broker's fees, finder's fee or similar fee or expense has been incurred or is or will be payable by either Campo or CompScript with respect to the transactions contemplated herein. Compscript and the Campo shareholders shall bear their own out-of-pocket costs and expenses (including but not limited to, counsel fees) incurred in connection with the transactions contemplated herein, provided CompScript shall pay the costs of an audit or accounting due diligence. The Campo shareholders will cause Campo not to incur any fees or expenses in connection with the Acquisition Agreement and the transactions contemplated thereby.

         5. CONFIDENTIAL TREATMENT, PUBLICITY. All information furnished by any party hereto shall be treated as the sole property of the party furnishing the information until consummation of the transactions contemplated herein and, if such transaction shall not occur, each party shall return to the party which furnished such information all documents or other material containing, or reflecting or referring to such information and all copies thereof. The parties shall use their best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall not apply to (a) any information which (i) any party can establish was already in its possession prior to disclosure thereof by the party furnishing the information; or (ii) was then generally known to the public; or (iii) became known to the public through no fault of such party; or (b) disclosures in accordance with an order of a court of competent jurisdiction. The existing confidentiality agreement between CompScript and Campo previously entered into shall remain in full force and effect.

                  It is understood that the parties hereto will promptly commence to incur substantial expenses and efforts to consummate this transaction and any premature news release or other disclosure may jeopardize such efforts. Therefore, no news release or other written public communications relating to the subject matter of this Letter of Intent shall be made by either party prior to entering into the Acquisition Agreement unless counsel to any party hereto has advised such party that disclosure is required under applicable law. CompScript and Campo agree to cooperate with each other in the development and distribution of all news releases and other public information and

Campo Medical Pharmacy, Inc.
January 29, 1997
Page No. 4



disclosure relating to the transactions contemplated herein, including any news release or other disclosure made in response to a requirement of applicable law.

         6. EXCLUSIVITY. From the date hereof until the earlier to occur of the execution and delivery of the Acquisition Agreement or February 28, 1997, neither Campo or its directors, officers, employees, representatives, advisors or agents shall directly or indirectly (a) take any action to solicit, initiate or encourage any Proposal (as defined herein) or (b) continue, initiate or engage in negotiations with, or disclose any information relating to Campo, its assets or properties, or afford access to the properties, books and records of Campo, to any entity or individual that is known to be considering or has made a Proposal. Campo shall promptly notify CompScript after receipt of any Proposal or indication that any entity is considering making a Proposal and whether any entity has made a request for access to the properties, books or records of that party, and Campo shall keep CompScript informed of the status of any such situation. The term "Proposal" means any offer or proposal or indication of interest in a merger, consolidation or other business combination, or the purchase of a substantial portion of the assets or capital stock of Campo.

         7. CONDUCT OF THE BUSINESS. From the date hereof until the earlier to occur of the execution and delivery of the Acquisition Agreement or February 28, 1997, Campo shall not, without the written consent of CompScript, acquire or dispose of any substantial assets, make any dividend or distribution, enter into any material transaction or incur any material obligation or otherwise take any action other than the ordinary course of business consistent with Campo's past business practice.

         8. NON-BINDING NATURE OF LETTER. It is understood that the Letter of Intent is a statement of the parties' present intent, that the rights and obligations of the parties shall only be as set forth in the executed Acquisition Agreement, and that this Letter of Intent is not to be binding on either party (except for the provisions of Paragraph 5 with respect to confidentiality, return of documents and publicity, Paragraph 6 with respect to Exclusivity, Paragraph 4 with respect to payment of fees and expenses and Paragraph 7 with respect to conduct of business) and shall terminate and be of no further effect at 5:00 p.m. Eastern Time, on February 28, 1997, and thereafter neither party shall have any obligation to the other party (except the provisions of Paragraph 5 with respect to confidentiality and return of documents) and Paragraph 4 (with respect to the payment of expenses).

Campo Medical Pharmacy, Inc.
January 29, 1997
Page No. 5



If the foregoing correctly reflects the understanding between us, please sign, date and return the enclosed copy of this letter, which will then constitute an agreement with respect to the foregoing matters. We will then proceed promptly with our investigation and the preparation of the Acquisition Agreement. This letter may be executed simultaneously in two or more counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument.

COMPSCRIPT, INC.                                   ACCEPTED AND AGREED TO THIS
                                                   30TH  DAY OF JANUARY, 1997.


                                                   CAMPO MEDICAL PHARMACY, INC.

By: /S/ BRIAN KAHAN
    ----------------------------------------
     Brian A. Kahan, Chief Executive Officer       By:    /S/ STEVE CAMPO
                                                   Name:  STEVE CAMPO
                                                   Title: PRESIDENT